Salient Products Corporation
6455 Avenida Wilfredo
La Jolla, CA 92037

June 1, 2011

Ms. Barbara C. Jacobs
Assistant Director
Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, D.C. 20549

Re:         Salient Products Corporation
Registration Statement on Form S-1
Filed April 14, 2011
File No. 333-173508

Dear Ms. Jacobs:

Salient Products Corporation submits this letter to you in response to your letter of May 10, 2011, which letter sets forth comments of the Staff of the Securities and Exchange Commission regarding the above referenced filing.  This letter sets forth our responses to the Staff’s comments.  For your convenience, we have recited the Staff’s comments in italicized, bold type and have followed each comment with our response. We also have appended a copy of the redline version of Amendment No. 1 to the end of this letter.

COMMENT:

General

1. Please revise to eliminate the reference to Rule 434 on the cover page. Also, revise to include the correct address of the Securities and Exchange Commission on page 38.

RESPONSE:

We acknowledge and accept your comments and confirm that any reference to Rule 434 on the cover page has been deleted.  Additionally, we corrected the SEC’s address on page 38 from "Fifth Street" to "F Street".

COMMENT:

Cover Page

2. You state on the cover page and on page 16 that the company is offering the shares of common stock on a "all or none basis" but you also state that there is "no minimum number of shares required to be purchased" in this offering. Further, we note your references to a "minimum" number of shares in the risk factor heading on page 11, tabular heading on page 15, and in the fifth paragraph on page 17. Please revise as appropriate throughout your registration statement to clarify that this offering is being conducted on an "all-or-none" basis, if true.

REPSONSE:

We acknowledge and accept this comment and have made changes throughout the document reflecting the fact that this is an "all-or-none" offering but that there is "no minimum number of shares to be purchased by any sole investor or organization."

COMMENT:

Item 3. Prospectus Summary, page 5
The Offering, page 6

3. Please revise the line item "Net Proceeds to Company" to reflect either gross proceeds or indicate that that $40,000 proceeds is before expenses of the offering.

RESPONSE:

We acknowledge and accept this comment and have revised the ÒNet Proceeds to CompanyÓ to indicate that the $40,000 is ÒGross Proceeds to CompanyÓ.

COMMENT:

Risk Factors, page 8
General

4. We note that you have not filed a registration statement under the Securities Exchange Act and it appears likely that you will not become a fully reporting company but will instead be a Section 15(d) issuer that provides periodic reports but is exempt from many regulatory requirements that apply to fully reporting companies. As applicable, please include a risk factor that alerts potential investors to the limited reporting status for the company and the limitations on the information and regulatory oversight to which you will be subject as a Section 15(d) issuer. Given the number of shareholders in your company, it appears that you should inform investors of the statutory provisions that may result in the automatic termination of any periodic reporting responsibilities in the event that you have less than 300 shareholders after the year that your registration statement becomes effective. In addition, revise your statement on page 38 that you will be required to file proxy statements and be subject to Section 14 of the Exchange Act.

RESPONSE:

We acknowledge and accept this comment and have added Risk Factor 20, which states:

"(20) We are not a fully reporting company under the Exchange Act of 1934, as amended, and thus subject only to the reporting requirements of Section 15(d)

Until our common stock is registered under the Exchange Act of 1934, as amended (the "Exchange Act"), we will be subject only to the reporting obligations imposed by Section 15(d) of the Exchange Act.  Section 15(d) of the Exchange Act requires issuers to file periodic reporting with the Securities and Exchange Commission when they have issued any class of securities for which a registration statement was filed and became effective pursuant to the Securities Act of 1933, as amended. The purpose of Section 15(d) is to ensure that investor who buy securities in registered offering are provided with the same information on an ongoing basis that they would receive if the securities they purchased were listed on a securities exchange or the issuer were otherwise subject to periodic reporting obligations i.e, under Section 13 of the Exchange Act.

The reporting obligations under Section 15(d) are automatically suspended when: (i) any class of securities of the issuer reporting under Section 15(d) is registered under Section 12 of the Exchange Act; or (ii) at the beginning of the issuer’s fiscal year, the class of securities covered by the registration statement is held of record by fewer than 300 persons. In the latter case, the Company would no longer be subject to periodic reporting obligations so long as the number of holders remains below 300 unless we file a registration statement with the Securities and Exchange Commission under Section 12 of the Securities Act.  Our management, however, fully intends to file on an ongoing basis all periodic reports required under the Exchange Act."

COMMENT:

5. It appears that your attorney is also serving as your escrow agent. Please consider adding a risk factor that alerts investors to any potential conflict of interest regarding this relationship and the fact that your escrow agent is not an independent third party. Also considering disclosing on the prospectus cover page that your attorney is serving as your escrow agent.

REPSONSE:

We acknowledge and accept this comment and have revised the cover page to reflect:

Diane Dalmy, Attorney at Law and Escrow Agent
8965 West Cornell Place
Lakewood, Colorado 80227
(303) 985-9324

Additionally, we have added Risk Factor 21, which states that:

"(21) Our attorney is also serving as our escrow agent, which may present potential conflict of interest regarding this relationship since our escrow agent is not an independent third party.

Our attorney is also serving as our escrow agent and, therefore, this relationship may present potential conflict of interest since our attorney is acting in both capacities. As our attorney, Diane Dalmy has a responsibility to carry out her duties in an honest and businesslike manner and within the scope of authority. As our escrow agent, Diane Dalmy will be entrusted with and responsible for the oversight of our assets and funds deposited into escrow. This may present potential conflict of interest, however, Diane Daly, as our escrow agent and our attorney, will act in the best interests of and fulfill her fiduciary duty to us and our investors and shall act ethically and with integrity in all such capacities."

COMMENT:

Item 4. Use of Proceeds, page 13

6. We note from your disclosures on page 22 that you plan to sell your initial applications through your own online retail website, which is currently under construction. You further state that you estimate it will cost between $5,000 and $9,000 to develop your website. Tell us where these costs are reflected in your use of proceeds allocation.

RESPONSE:

We acknowledge and accept this comment.  Our current Use of Proceeds on page 13 has $6,000 for Wages/Contractors.  This estimate is used for contractors to design and build a website.  Should the cost exceed $6,000, then some of the Product Development funds could be used as the Company’s PC-based software will interact with the website.  Thus, we feel justified that some Product Development also includes work on the website.  We have revised the Notes on page 13 to be more specific.

COMMENT:

Item 6. Dilution, page 14

7. Please revise to include dilution information as of the most recent balance sheet date included in the filing (i.e. February 28, 2011).

RESPONSE:

We acknowledge and accept this comment and have revised the Dilution language to reflect a balance sheet of $9,500 as of February 28, 2011.

COMMENT:

Item 8. Plan of Distribution, page 16

8. You state on the cover page and on page 16 that if all shares are not sold and the total offering amount "is not deposited by the expiration of the offering," all monies will be returned to investors. Clarify to state that the amount of funds actually collected in the escrow account from checks that have cleared the interbank payment system as reflected in the records of the insured depository institution is the only factor assessed in determining whether the minimum offering condition has been met. Refer to Rule 10b-9 under the Exchange Act.

RESPONSE:

We acknowledge and accept this comment and have revised the cover page to read:

"The proceeds from the sale of the shares in this offering will be payable to Diane Dalmy Trust Account.  A Trust Account will hold all the subscription funds pending placement of the entire offering.  This offering is on a best effort, all-or-none basis, meaning if all shares are not sold and the total offering amount is not deposited by the expiration of the offering, all monies will be promptly returned to investors, without interest or deduction. The amount of funds actually collected in the escrow account from checks that have cleared the interbank payment system as reflected in the records of the insured depository institution is the only factor assessed in determining whether the minimum offering condition has been met."

Additionally, we have revised page 16 to include, "The amount of funds actually collected in the escrow account from checks that have cleared the interbank payment system as reflected in the records of the insured depository institution is the only factor assessed in determining whether the minimum offering condition has been met."

COMMENT:

Deposit of Offering Proceeds, page 17

9. Please disclose the name of the bank at which the proceeds from the sale will be deposited until minimum offering proceeds are raised.

RESPONSE:

We acknowledge and accept this comment and have revised the Deposit of Offering Proceeds Section to begin as follows:

"The proceeds from the sale of the shares in this offering will be payable to Diane Dalmy Trust Account ("Trust Account") and will be deposited in a non-interest bank account until the minimum offering proceeds are raised. A separate escrow account will be established at US Bank, N.A. on our behalf and all such proceeds from this Offering shall be deposited and remain segregated from any other funds held by our escrow agent."

COMMENT:

Item 11. Information with Respect to the Registrant, page 20

10. Please update the disclosure in the first paragraph regarding your accumulated losses for the most recent period presented in your financial statements. It appears that you had a net loss of $500 for the period ended February 28, 2011.

RESPONSE:

We acknowledge and accept this comment have revised to reflect a $500 net loss as of February 28, 2011.

COMMENT:

11. We note your limited discussion of your competitors on page 23. Please expand the disclosure to provide a balanced explanation about the company’s competitive position in the industry and methods of competition, including any negative factors pertaining to your competitive position in the industry. See Item 101(h)(4)(iv) of Regulation S-K.

RESPONSE:

We acknowledge and accept this comment and have revised the Industry Analysis and Competition section by adding the following explanation of our competitive position in the industry:

"Salient Products has many potential competitors in the software and web industry.  We consider the competition is competent, experienced, and they have greater financial and marketing resources than we do at the present. Our ability to compete effectively may be adversely affected by the ability of these competitors to devote greater resources to the development, sales, and marketing of their products than are available to us.
Some of the Company’s competitors also offer a wider range of products; have greater name recognition and more extensive customer bases than we do.  These competitors may be able to respond more quickly to new or changing opportunities, technologies and customer desires, undertake more extensive promotional activities, offer terms that are more attractive to customers and adopt more aggressive pricing policies than the Company.  Moreover, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to enhance their visibility.  The Company expects that new competitors or alliances among competitors have the potential to emerge and may acquire significant market share.  Competition by existing and future competitors could result in an inability to secure adequate market share sufficient to support Salient Products' endeavors.  The Company cannot be assured that it will be able to compete successfully against present or future competitors or that the competitive pressure it may face will not force it to cease operations."

COMMENT:

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 29
General

12. Revise to include a liquidity and capital resources discussion pursuant to Item 11(h) of Form S-1 and Item 303(a)(1) and (2) of Regulation S-K. Please ensure you include a discussion of the minimum number of months that you will be able to conduct your planned operations using currently available capital resources.

RESPONSE:

We acknowledge and accept this comment.  We have revised the above-mentioned section to state that "Currently, the Company’s only source of capital is the $10,000 raised thus far and without additional capital, we could not conduct our planned operations for more than three months. Should the offering not be completed and all funds were returned to investors, we would need to seek additional capital in order to conduct planned business operations."

COMMENT:

Plan of Operations, page 30

13. Please expand your disclosure to discuss your plan of operations if not all of the shares are sold in this offering and you are, therefore, forced to return all of the funds. In this regard, revise to provide a more detailed discussion of the extent to which you will be able to implement your business plan and describe the individual stages of the plan that you will be able to complete if this were to occur.

RESPONSE:

We acknowledge and accept this comment and have revised our Plan of Operations to state that: "If we are not successful in selling all of the shares in this offering, and are forced to return all of the funds, then we would need to raise additional capital in order to execute our plan of operations.  In this case, we believe that we could still interview software developers, conduct research with regard to online marketing and ROI, and develop the basic framework for the software applications.  However in this case, we would not be able to hire contractors to develop our product and hence would need additional capital in order to continue to exist."

COMMENT:

14. You state on page 30 that your director has verbally agreed to advance the company funds to complete the registration process. You also state on page 8 that management plans to continue to provide for its capital needs through related party advances. Please disclose the material terms of any loans or advance to the company by related parties, including the amount that you expect from each source. Ensure that this disclosure is also included under Certain Relationships and Related Transactions on page 37. Finally, if the agreements are written, tell us what consideration you have given to filing the agreements as exhibits to the registration statement. See Item 601(b)(10)(ii)(a) of Regulation S-K.

RESPONSE:

We acknowledge and accept this comment and have revised page 30 to reflect that, "At this time, there have been no advances from our Officer and we are not expecting to need an advance from our Director to complete the registration process.  There are currently no material loans or advances and nothing written or having been considered regarding a loan or advance from any related parties including our Director."

We further confirm that under Certain Relationships and Related Transactions on page 37, we have added, "Other than the shares offered by this prospectus, no other source of capital has been identified or sought.  If we experience a shortfall in operating capital prior to funding from the proceeds of this offering, our director has verbally agreed to advance the company funds to complete the registration process.  At this time, there have been no advances from our Officer and we are not expecting to need an advance from our Director to complete the registration process.  There are currently no material loans or advances and nothing written or having been considered regarding a loan or advance from any related parties, including our Director."

COMMENT:

15. Please address any material costs associated with becoming a publicly reporting company and how you intend to pay for such expenses.

RESPONSE:

We acknowledge and accept this comment and plan to use some of the funds from this offering to pay for expenses of being a publicly reported company, these funds are shown as legal and Professional Fees, Accounting Fees, and if needed would come from our Working Capital allotment.

Furthermore, we have revised the Milestones Section on page 32 to include the following:

"We will have certain costs associated with the ongoing disclosure and filing requirements under the Exchange Act of 1934, as amended, as a reporting company. These costs include accounting and auditing fees, legal fees and edgarizing/filing fees. These fees will be approximately $25,000 on an annual basis. We intend to use a certain amount of the funds raised in this Offering as working capital, which will be allocated towards payment of such expenses. We also believe thereafter that the generation of revenues from our business operations will be sufficient to pay for these expenses. If we do not generate sufficient revenue for payment of these expenses, we will obtain funds through the raising of capital through either private or public offerings."

COMMENT:

Directors and Executive Officers, page 33

16. Please revise to include all of the positions held by Shehzhad Peermahomed. It appears that Mr. Peermahomed also serves as the Chief Financial Officer according to the signature page of the registration statement.

RESPONSE:

We acknowledge and accept this comment and have revised the entire document to reflect Mr. Peermahomed as Chief Executive Officer as well as Treasurer/Chief Financial Officer.

COMMENT:

Executive Compensation, page 35

17. It appears that you have not disclosed the executive compensation received by Matthew Turnbull, your founder and past President, in fiscal year 2010. We note your disclosure that he resigned on March 21, 2011 but Item 402(m)(2)(i) of Regulation S-K requires information regarding all individuals serving as the company’s principal executive officer during the last completed fiscal year. Please advise.

RESPONSE:

We acknowledge and accept this comment and have edited the Executive Compensation section to reflect that, "Our founder and previous President, Matthew Turnbull, received no compensation of any kind from date of inception through his resignation on March 21, 2011."

COMMENT:

Certain Relationships and Related Transactions, page 37

18. Please provide disclosure regarding any "promoters" of your company as required by Item 404(d)(2) and Item 401(g) of Regulation S-K. In this regard, we note that Matthew Turnbull is a promoter, as defined in Rule 405 under the Securities Act of 1933, as he was involved in founding and organizing the company. Explain whether Mr. Turnbull received any consideration from the company and/or any third party for appointing the current President and resigning from the company.

RESPONSE:

We acknowledge and accept this comment and have added the following paragraph to the Certain Relationships and Related Transactions section on page 37:

"Additionally, our past President, Matthew Turnbull organized and founded Salient Products Corporation and is considered a ÒpromoterÓ by Rule 405 under the Securities Act of 1933.  Mr. Turnbull resigned on March 21, 2011 after appointing Mr. Peermahomed as President.  Mr. Turnbull was not compensated in any way for the appointment of Mr. Peermahomed by consideration from the Company or any third party."

COMMENT:

Item 16. Exhibits and Financial Statement Schedules, page 40

19. Please specify the ÒAdditional ExhibitsÓ that you intend to file as Exhibit 99.

RESPONSE:

We acknowledge and accept this comment and have deleted any reference to any ÒAdditional Exhibits and Exhibit 99Ó.

COMMENT:

Item 17. Undertakings, page 41

20. Please revise to provide all the applicable undertakings required by Item 512 of Regulation S-K. Specifically, it appears that the undertaking required by Item 512(a)(6), which relates to the initial distribution of securities, should be included.

RESPONSE:

We acknowledge and accept this comment and have added the following to the Undertakings Section on page 41:

"(4)     That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

i.	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;
ii.	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;
iii.
The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

iv.	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser."

COMMENT:

Exhibit 5.1

21. The opinion states that in expressing the opinion, counsel relied upon representations and certificates of the officers of the Company as to any questions of fact. Please note that it is inappropriate for counsel to include assumptions that are too broad or assume any of the material facts underlying the opinion. Tell us what representations counsel relied upon in preparing the legal opinion, or provide an amended opinion of counsel that does not assume facts that are easily ascertainable such as whether the company is legally incorporated, whether it has sufficient authorized shares, whether it is not in bankruptcy, and whether it has taken all corporate actions necessary to authorize the issuance of shares.

RESPONSE:

We acknowledge and accept this comment and Ms. Dalmy has revised her opinion to delete reference to the reliance on representations or certifications.

COMMENT:

Exhibit 23.1

22. We note the consent of your independent registered public accounting firm references a report dated April 8, 2011, however, the report included in the registration statement is dated April 12, 2011. Please file a corrected consent that refers to the report included in your filing.

RESPONSE:

We acknowledge and accept this comment and have filed a corrected consent that refers to the date of the report included.

/s/ Shehzad Peermahomed
Shehzad Peermahomed